SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

UNILEVER PLC

(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY	R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 29 August 2019

2019 FIRST HALF YEAR RESULTS

Performance highlights (unaudited)

Underlying performance			GAAP measures
		vs 2018			vs 2018
First Half
Underlying sales growth (USG)(a)		3.3%	Turnover	€26.1bn	(0.9)%
Underlying operating margin(b)	19.3%	50bps	Operating margin(b)	17.6%	40bps
Underlying earnings per share(b)	€1.27	5.0%	Earnings per share(b)	€1.14	3.4%
Quarterly dividend payable in September 2019				€ 0.4104 per share

(a)	USG does not include price growth in Venezuela and Argentina. See page 6 for further details.
(b)	2018 numbers have been restated following adoption of IFRS 16. See note 1 and note 9 for more details.

First half highlights

•	Underlying sales grew 3.3% with volume 1.2% and price 2.1%

•	Emerging markets underlying sales growth 6.2% with volume 2.5% and price 3.6%

•	Turnover decreased 0.9% driven by the sale of our spreads business, partially offset by a 1.1% currency benefit

•	Underlying operating margin increased 50bps with 30bps from gross margin

•	Operating margin increased by 40bps

•	Underlying earnings per share increased 5.0%, with constant EPS up 3.0%

Alan Jope: Chief Executive Officer statement

“We have delivered consistent growth within our guided range for 2019, led by our emerging markets. Accelerating growth remains our top priority and we continue to evolve our portfolio and seek out fast growth channel and geographical opportunities, as well as address those performance hotspots where growth is falling short of our aspirations.

For the full year, we continue to expect underlying sales growth to be in the lower half of our multi-year 3-5% range, an improvement in underlying operating margin that keeps us on track for the 2020 target and another year of strong free cash flow. Our sustainable business model and portfolio of purpose-led brands are key to delivering superior long-term financial performance.”

Underlying sales growth (USG), underlying volume growth (UVG), underlying price growth (UPG), underlying operating profit (UOP), underlying operating margin (UOM), underlying earnings per share (underlying EPS), constant underlying EPS, underlying effective tax rate, free cash flow (FCF) and net debt are non-GAAP measures (see pages 6 to 9)

25 July 2019

FIRST HALF OPERATIONAL REVIEW: DIVISIONS

	First Half 2019
(unaudited)	Turnover	USG(a)	UVG	UPG(a)	Change in underlying operating margin(b)
	€bn	%	%	%	bps
Unilever	26.1	3.3	1.2	2.1	50
Beauty & Personal Care	10.7	3.3	1.7	1.6	100
Home Care	5.4	7.4	2.8	4.5	120
Foods & Refreshment	10.0	1.3	(0.1)	1.4	(40)

(a)	Wherever referenced in this announcement, USG and UPG do not include any price growth in Venezuela and Argentina. See pages 6 to 7 on non-GAAP measures for further details.
(b)	2018 numbers have been restated following adoption of IFRS 16. See note 1 and note 9 for more details.

Our markets: Growth in our markets was mixed. Market growth in Europe and North America was held back by the impact of weather on ice cream sales. In the emerging markets we continued to see good momentum particularly in China and South East Asia. India saw strong market growth, though it moderated, as expected. Argentina remains hyperinflationary and high levels of pricing continue to weigh on consumer demand.

Unilever overall performance: Underlying sales grew 3.3% with 1.2% from volume and 2.1% from price. Emerging markets grew 6.2%, led by Asia/AMET/RUB, which saw broad-based geographic growth, whilst developed markets were weaker.

In the first half, we estimate the 2018 truckers’ strike in Brazil increased USG by 50bps. Growth was suppressed by weak ice cream performance; a result of poorer weather, particularly in Europe following two years of very strong summers. 80bps of Argentina price growth in the quarter was excluded from USG due to hyperinflationary status. Turnover in the first half decreased 0.9% driven by the sale of the spreads business, partially offset by a currency benefit of 1.1%.

Underlying operating margin improved by 50bps. Gross margin was up 30bps, helped by efficiencies from our 5-S programme. Overheads had an adverse impact on underlying operating margin of 10bps. Our change programmes have helped to address stranded costs following the disposal of spreads and we continue to invest in the ongoing digital transformation of our business. Brand and marketing investment decreased compared to the prior year, as we continued to deliver zero based budgeting savings ahead of target, with an increased focus on digital spend. More than two thirds of savings have been reinvested, largely behind innovations and new brand launches.

Beauty & Personal Care

Underlying sales grew 3.3%, with 1.7% from volume and 1.6% from price.

Deodorants performed well, supported by our Rexona Clinical and Dove Zero aluminium ranges, alongside the extension of Love, Beauty & Planet. New formats continued to drive sales in skin cleansing, including the incremental launch of Dove bath bombs as well as Dove foaming handwash. Good performance in skin care was supported by on-trend innovations including Pond’s Instabright glow cream. Hair care saw only modest growth for the first half, with a challenging second quarter particularly in the US. Oral care grew over the half, helped by innovations such as Closeup natural whitening toothpaste and Signal White Now. Our prestige brands, including Dermalogica, Hourglass, and REN, saw double digit growth overall, and we announced the acquisitions of Garancia and Tatcha, which are not yet included in USG. Turnover increased by 6.3% including a 2.2% exchange rate impact and 0.6% impact of acquisitions.

Underlying operating margin in Beauty & Personal Care increased by 100bps, driven by efficiency programmes in brand and marketing investment.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)

Home Care

Underlying sales grew 7.4%, with 2.8% from volume and 4.5% from price.

Fabric solutions performed strongly, benefiting from premiumisation and the execution of our strategy to move consumers into products with additional consumer benefits, including Omo Perfect Wash in Brazil. China saw good performance from the relaunch of Omo while in India Surf Excel continued to grow double digit. Seventh Generation continues to be rolled out in Europe and North Asia, building on the naturals trend. Home and hygiene grew well, supported by double digit growth from Sunlight, and we launched innovations such as the Cif Cleaner Choices range with natural cleaning ingredients. In Indonesia we used our Home Care brands to run the mosque cleaning programme during Ramadan, an example of purpose-led growth. Good growth in fabric sensations was supported by the launch of a redesigned Comfort core range, focusing on clothes care, as well as a natural variants range. The life essentials category was flat. Turnover increased by 7.2% including a (0.4)% exchange rate impact and a 0.2% impact of acquisitions.

Underlying operating margin in Home Care increased by 120bps, with improvements in gross margin, as well as efficiencies in brand and marketing investment and overheads.

Foods & Refreshment

Underlying sales grew 1.3%, with (0.1)% from volume and 1.4% from price.

In tea, sales declined with volumes impacted by weak consumer demand in developed markets. This was partially offset by black tea in emerging markets and our fruit, herbal and green tea ranges, including Pukka’s premium herbal offering. Sales in dressings were flat with volumes slightly down as competitive intensity remained high. Despite poorer weather compared to the previous two years, ice cream grew slightly over the half. We saw good ice cream performance in Asia/AMET/RUB and from innovations such as Magnum white chocolate and cookies. Savoury performance was helped by the launch of new snack pot variants meeting the trend towards convenience. The introduction of Hellmann’s burger and spicy dipping sauces continue to broaden the brand beyond core mayonnaise, and Sir Kensington’s performed well. Turnover decreased by (10.9)% including 0.6% exchange rate impact and (12.5)% impact of acquisitions and disposals.

Underlying operating margin in Foods & Refreshment decreased by 40bps, as a result of an adverse impact on overheads related to the disposal of our spreads business.

FIRST HALF OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	First Half 2019
(unaudited)	Turnover	USG(a)	UVG	UPG(a)	Change in underlying operating margin(b)
	€bn	%	%	%	bps
Unilever	26.1	3.3	1.2	2.1	50
Asia/AMET/RUB	12.2	6.2	2.9	3.2	70
The Americas	8.1	2.1	(0.1)	2.2	80
Europe	5.8	(0.6)	(0.2)	(0.4)	(40)

	First Half 2019
(unaudited)	Turnover	USG(a)	UVG	UPG(a)
	€bn	%	%	%
Developed markets	10.4	(0.7)	(0.6)	(0.1)
Emerging markets	15.7	6.2	2.5	3.6
North America	4.6	0.1	(0.5)	0.7
Latin America	3.5	4.9	0.5	4.4

(a)	Wherever referenced in this announcement, USG and UPG do not include any price growth in Venezuela and Argentina. See pages 6 to 7 on non-GAAP measures for further details.
(b)	2018 numbers have been restated following adoption of IFRS 16. See note 1 and note 9 for more details.

Asia/AMET/RUB

Underlying sales grew 6.2% with 2.9% from volume and 3.2% from price. South East Asia grew well with accelerating growth in Indonesia, the Philippines and Vietnam helped by locally relevant innovations delivered through our C4G organisation. Turkey continued to see good volume growth despite double digit price growth in response to the devaluation of the Lira. Sales in China were up high-single digit led by premium innovation and strong growth in e-commerce. Growth in South Asia was good, where we continue to outperform in moderating markets. Africa saw low single digit growth despite disruption surrounding the elections in Nigeria and the introduction of a new currency in Zimbabwe. Turnover increased by 3.9% including 0.2% exchange rate impact and (2.3)% impact of acquisitions and disposals.

Underlying operating margin was up 70bps driven by brand and marketing investment efficiencies and improvement in gross margin.

The Americas

Latin America grew 4.9% against a weak comparator due to the Brazil truckers’ strike in 2018. In Brazil the consumer environment continued to normalise and our business was helped by innovations including Rexona Clinical Protection. In Argentina, which continues to be hyperinflationary, volumes declined 9.1% in markets that declined close to 20%. All Argentina price growth continues to be excluded from USG and UPG.

Underlying sales growth in North America was flat with price growth of 0.7% but volume down 0.5%. In Beauty & Personal Care, good momentum in deodorants was offset by weak performance in hair. Foods continued to be impacted by high levels of promotional activity, whilst ice cream declined slightly. Home Care delivered strong growth as Seventh Generation performed well and Love, Home & Planet, which builds on the success on Love Beauty & Planet, had a promising start.

Turnover declined by 0.7% including 3.1% exchange rate impact and (4.4)% impact from acquisitions and disposals.

Underlying operating margin was up 80bps led by brand and marketing investment efficiencies and a small improvement in gross margin.

Europe

Underlying sales declined 0.6% with volumes down 0.2% and price down 0.4%. Our European business faced challenges from continued price deflation and adverse weather. Our e-commerce and discounters channels grew strongly, helped by our channel-focused divisional strategies. The broader retail environment remains difficult, particularly in Germany where we saw significant decline. Southern Europe performed strongly, helped by growth in Home Care and Foods & Refreshment. Central and Eastern Europe continued to grow well, with good performance in all categories, particularly fabric sensations. Turnover declined by (11.4)% including (10.7) impact of acquisitions and disposals.

Underlying operating margin was down 40bps, impacted by the sale of spreads and a decline in gross margin due to negative pricing.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FIRST HALF 2019

Restatement of 2018 balances

2018 numbers have been restated following adoption of IFRS 16. More detail is provided in note 1 and note 9 on page 15 and pages 21 to 24 of the financial statements.

Finance costs and tax

Net finance costs increased by €63 million to €351 million in the first half of 2019. The increase was due to exchange rate losses on cash balances in Zimbabwe of €40 million following the significant devaluation of the new Zimbabwe dollar as well as higher cost of debt.

The effective tax rate was 26.8% versus 25.9% in the same period last year, primarily due to a non-taxable credit in acquisition and disposal related costs in 2018. The effective tax rate on underlying operating profit was 26.2% compared to 26.5% in the prior year.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates was €85 million, compared to €83 million in the prior year. Income from non-current investments was €2 million, down from €5 million in 2018.

Earnings per share

Underlying earnings per share increased by 5.0% to €1.27. The adverse impact of the spreads disposal was offset by the 2018 share buy back programme. Improvement in underlying operating margin and a positive currency impact were partially offset by the adverse finance costs. Underlying earnings per share at constant rates increased by 3.0%. These underlying measures exclude the post-tax impact of business disposals, acquisition and disposal-related costs, restructuring costs, impairments, one-off items within operating profit and any other significant unusual items within net profit but not operating profit.

Diluted earnings per share increased 3.4% at current rates and 2.3% at constant rates. Improvement in underlying EPS was partially offset by a credit to acquisitions and disposal related costs recognised in the prior year as a result of early settlement of the contingent consideration for Blueair.

Free cash flow

Free cash flow in the first half of 2019 was €1.5 billion, down from €2.0 billion in the first half of 2018. This included lost underlying operating profit following the disposal of spreads as well as an adverse impact from tax paid relating to profit on the disposal, totalling €0.5 billion.

Net debt

Closing net debt increased to €24.2 billion compared with €22.6 billion at 31 December 2018. The increase was driven by dividends paid, acquisitions and a negative currency impact, partly reduced by free cash flow delivery.

Pensions

Pension liabilities net of assets reduced to €0.5 billion at the end of June 2019 versus €0.9 billion as at 31 December 2018. The decrease was driven by good investment returns which were partially offset by higher liabilities as discount rates continued to decrease.

Finance and liquidity

On 4 June 2019 we announced the issuance of €650 million 1.5% fixed rate notes due June 2039 and £500 million 1.5% fixed rated notes due July 2026.

In February 2019 $750 million 4.8% bonds matured and were repaid. In March 2019, $750 million 2.2% fixed rate notes matured and were repaid.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

NON-GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measures, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior period average exchange rates into euro, except for countries where the impact of consumer price inflation rates has escalated to extreme levels. In these countries, the local currency amounts before the application of IAS 29 are translated into euros using the period closing exchange rate. The table below shows exchange rate movements in our key markets.

	First half average rate in	First half average rate in
	2019	2018
Brazilian Real (€1 = BRL)	4.282	4.125
Chinese Yuan (€1 = CNY)	7.659	7.715
Indian Rupee (€1 = INR)	79.149	79.478
Indonesia Rupiah (€1 = IDR)	16046	16663
Philippine Peso (€1 = PHP)	59.010	62.911
UK Pound Sterling (€1 = GBP)	0.873	0.880
US Dollar (€1 = US $)	1.130	1.212

Underlying sales growth (USG)

Underlying Sales Growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. Also excluded is the impact of price growth from countries where the impact of consumer price inflation (CPI) rates has escalated to extreme levels.

There are two countries where we have determined extreme levels of CPI exist. The first is Venezuela where in Q4 2017 inflation rates exceeded 1,000% and management considered that the situation would persist for some time. Consequently, price growth in Venezuela has been excluded from USG since Q4 2017. The second is Argentina, which from Q3 2018 has been accounted for in accordance with IAS 29, and thus from Q3 2018 Argentina price growth is excluded from USG. The adjustment made at Group level as a result of these two exclusions was a reduction in price growth of 1.2% for the first half. This treatment for both countries will be kept under regular review.

The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

NON-GAAP MEASURES (continued)

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in Argentina and Venezuela as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Free cash flow (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of net profit to FCF is as follows:

€ million	First Half
(unaudited)	2019	2018 Restated(a)
Net profit	3,209	3,229
Taxation	1,145	1,100
Share of net profit of joint ventures/associates and other income from non-current investments	(87)	(88)
Net monetary gain arising from hyperinflationary economies	(29)	–
Net finance costs	351	288

Operating profit	4,589	4,529

Depreciation, amortisation and impairment	965	1,228
Changes in working capital	(1,888)	(1,697)
Pensions and similar obligations less payments	(94)	(76)
Provisions less payments	47	(61)
Elimination of (profits)/losses on disposals	(36)	16
Non-cash charge for share-based compensation	95	115
Other adjustments	23	(283)

Cash flow from operating activities	3,701	3,771

Income tax paid	(1,309)	(1,081)
Net capital expenditure	(558)	(495)
Net interest paid	(291)	(194)

Free cash flow	1,543	2,001

Total net cash flow (used in)/from investing activities	(716)	(1,441)
Total net cash flow (used in)/from financing activities	(856)	(679)

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

Non-underlying items

Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.

•

Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other significant one-off items within operating profit

•

Non-underlying items not in operating profit but within net profit are: significant and unusual items in net finance cost, monetary gain/(loss) arising from hyperinflationary economies, share of profit/(loss) of joint ventures and associates and taxation

•	Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit

NON-GAAP MEASURES (continued)

Underlying operating profit (UOP) and underlying operating margin (UOM)

Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2019	2018 Restated(a)
Operating profit	4,589	4,529
Non-underlying items within operating profit (see note 2)	465	438

Underlying operating profit	5,054	4,967

Turnover	26,126	26,352
Operating margin (%)	17.6	17.2
Underlying operating margin (%)	19.3	18.8

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

Underlying earnings per share (EPS)

Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted combined average number of share units. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 on page 19 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders equity.

Underlying effective tax rate

The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	First Half
(unaudited)	2019	2018 Restated(a)
Taxation	1,145	1,100
Tax impact:
Non-underlying items within operating profit(b)	89	170
Non-underlying items not in operating profit but within net profit(b)	–	(29)

Taxation before tax impact of non-underlying items	1,234	1,241

Profit before taxation	4,354	4,329
Non-underlying items within operating profit before tax	465	438

Non-underlying items not in operating profit but within net profit before tax(c)	(29)	–

Share of net profit /loss of joint ventures and associates	(85)	(83)

Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	4,705	4,684

Underlying effective tax rate	26.2%	26.5%

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.
(b)	Refer to note 2 for further details on these items.
(c)

2019 amount excludes €3 million gain on disposal of spreads business by the joint venture in Portugal which is included in the share of net profit/(loss) of joint ventures and associates line. Including the €3 million, total non-underlying items not in operating profit but within net profit before tax is €32 million. See note 2.

NON-GAAP MEASURES (continued)

Constant underlying EPS

Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and 2019 price growth in Venezuela and Argentina divided by the diluted combined average number of share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying earnings attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	First Half
(unaudited)	2019	2018 Restated(a)
Underlying profit attributable to shareholders’ equity (see note 6)	3,342	3,318
Impact of translation from current to constant exchange rates and translational hedges	(23)	(18)
Impact of Venezuela and Argentina price growth(b)	(58)	–

Constant underlying earnings attributable to shareholders’ equity	3,261	3,300

Diluted combined average number of share units (millions of units)	2,625.6	2,737.3

Constant underlying EPS (€)	1.24	1.21

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.
(b)	See pages 6 to 7 for further details.

Net debt

Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of total financial liabilities to net debt is as follows:

€ million (unaudited)	As at 30 June 2019	As at 31 December 2018 Restated(a)	As at 30 June 2018 Restated(a)
Total financial liabilities	(28,985)	(26,738)	(31,599)
Current financial liabilities	(5,616)	(3,613)	(11,080)
Non-current financial liabilities	(23,369)	(23,125)	(20,519)
Cash and cash equivalents as per balance sheet	3,911	3,230	3,991
Cash and cash equivalents as per cash flow statement	3,789	3,090	3,811
Add bank overdrafts deducted therein	122	140	189
Less cash and cash equivalents classified as held for sale	–	–	(9)
Other current financial assets	913	874	866

Net debt	(24,161)	(22,634)	(26,742)

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

PRINCIPAL RISK FACTORS

On pages 28 to 33 of our 2018 Report and Accounts on Form 20-F we set out our assessment of the principal risk issues that would face the business through 2019 under the headings: brand preference; portfolio management; sustainability; climate change; plastic packaging; customer relationships; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and pensions; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2019.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever’s business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +32 494 60 4906	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com freek.bracke@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:

www.unilever.com/investor-relations/results-and-presentations/latest-results

CONSOLIDATED INCOME STATEMENT

(unaudited)

€ million	First Half
	2019	2018 Restated(a)	Increase/ (Decrease)
			Current rates	Constant rates
Turnover	26,126	26,352	(0.9)%	(0.7)%
Operating profit	4,589	4,529	1.3%	0.9%
After (charging)/crediting non-underlying items	(465)	(438)
Net finance costs	(351)	(288)
Finance income	86	64
Finance costs	(420)	(337)
Pensions and similar obligations	(17)	(15)
Net monetary gain/(loss) arising from hyperinflationary economies	29	–
Share of net profit/(loss) of joint ventures and associates	85	83
After crediting non-underlying items	3	–
Other income/(loss) from non-current investments and associates	2	5
Profit before taxation	4,354	4,329	0.6%	(0.1)%
Taxation	(1,145)	(1,100)
After (charging)/crediting tax impact of non-underlying items	89	141
Net profit	3,209	3,229	(0.6)%	(1.5)%
Attributable to:
Non-controlling interests	203	198
Shareholders’ equity	3,006	3,031	(0.8)%	(1.9)%

Combined earnings per share
Basic earnings per share (euros)	1.15	1.11	3.4%	2.3%
Diluted earnings per share (euros)	1.14	1.11	3.4%	2.3%

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

€ million	First Half
	2019	2018 Restated(a)
Net profit	3,209	3,229
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	16	(4)
Remeasurements of defined benefit pension plans	267	142
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	83	36
Currency retranslation gains/(losses)	64	(755)

Total comprehensive income	3,639	2,648

Attributable to:
Non-controlling interests	216	185
Shareholders’ equity	3,423	2,463

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2019
1 January 2019 as previously reported	464	129	(15,286)	26,265	11,572	720	12,292
IFRS 16 Restatement(a)	–	–	68	(243)	(175)	–	(175)
Impact of adopting IFRIC 23(a)	–	–	–	(38)	(38)	–	(38)

1 January 2019 after restatement	464	129	(15,218)	25,984	11,359	720	12,079

Profit or loss for the period	–	–	–	3,006	3,006	203	3,209
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	–	–	14	–	14	2	16
Cash flow hedges	–	–	83	–	83	–	83
Remeasurements of defined benefit pension plans	–	–	–	266	266	1	267
Currency retranslation gains/(losses)	–	–	50	4	54	10	64

Total comprehensive income	–	–	147	3,276	3,423	216	3,639
Dividends on ordinary capital	–	–	–	(2,079)	(2,079)	–	(2,079)
Cancellation of treasury shares(b)	(30)	–	6,599	(6,569)	–	–	–
Other movements in treasury shares(c)	–	–	31	(180)	(149)	–	(149)
Share-based payment credit(d)	–	–	–	95	95	–	95
Dividends paid to non-controlling interests	–	–	–	–	–	(237)	(237)
Currency retranslation gains/(losses) net of tax	–	–	–	–	–	–	–
Hedging gain/(loss) transferred to non-financial assets	–	–	35	–	35	–	35
Other movements in equity	–	–	–	26	26	(13)	13

30 June 2019	434	129	(8,406)	20,553	12,710	686	13,396

First half - 2018

1 January 2018 as previously reported	484	130	(13,633)	26,648	13,629	758	14,387
IFRS 16 Restatement(a)	–	–	46	(235)	(189)	–	(189)

1 January 2018 after restatement	484	130	(13,587)	26,413	13,440	758	14,198

Profit or loss for the period	–	–	–	3,031	3,031	198	3,229
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	–	–	(4)	–	(4)	–	(4)
Cash flow hedges	–	–	35	–	35	1	36
Remeasurements of defined benefit pension plans	–	–	–	142	142	–	142
Currency retranslation gains/(losses)	–	–	(733)	(8)	(741)	(14)	(755)

Total comprehensive income	–	–	(702)	3,165	2,463	185	2,648
Dividends on ordinary capital	–	–	–	(2,037)	(2,037)	–	(2,037)
Repurchase of shares(e)	–	–	(2,516)	–	(2,516)	–	(2,516)
Other movements in treasury shares(c)	–	–	(51)	(135)	(186)	–	(186)
Share-based payment credit(d)	–	–	–	115	115	–	115
Dividends paid to non-controlling interests	–	–	–	–	–	(201)	(201)
Currency retranslation gains/(losses) net of tax	–	–	–	–	–	–	–
Hedging gain/(loss) transferred to non-financial assets	–	–	96	–	96	–	96
Other movements in equity	–	–	50	(21)	29	(24)	5

30 June 2018	484	130	(16,710)	27,500	11,404	718	12,122

(a)	1 January 2019 restated following adoption of IFRS 16 and IFRIC 23. 1 January 2018 restated following adoption of IFRS 16. Refer note 1 and note 9.
(b)

During 2019 170,000,000 NV ordinary shares and 18,660,634 PLC ordinary shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation

(c)

Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(d)	The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(e)	Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 19 April 2018.

CONSOLIDATED BALANCE SHEET

(unaudited)

€ million	As at 30 June 2019	As at 31 December 2018 Restated(a)	As at 30 June 2018 Restated(a)
Non-current assets
Goodwill	17,697	17,341	16,687
Intangible assets	12,547	12,152	12,011
Property, plant and equipment	12,067	12,088	11,911
Pension asset for funded schemes in surplus	2,053	1,728	2,340
Deferred tax assets	1,376	1,152	1,034
Financial assets	705	642	642
Other non-current assets	495	530	502

	46,940	45,633	45,127

Current assets
Inventories	4,387	4,301	4,246
Trade and other current receivables	8,079	6,482	6,818
Current tax assets	265	472	505
Cash and cash equivalents	3,911	3,230	3,991
Other financial assets	913	874	866
Assets held for sale	34	119	3,404

	17,589	15,478	19,830

Total assets	64,529	61,111	64,957

Current liabilities
Financial liabilities	5,616	3,613	11,080
Trade payables and other current liabilities	14,391	14,457	13,779
Current tax liabilities	1,072	1,445	924
Provisions	665	624	472
Liabilities held for sale	1	11	143

	21,745	20,150	26,398

Non-current liabilities
Financial liabilities	23,369	23,125	20,519
Non-current tax liabilities	187	174	324
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,176	1,209	1,157
Unfunded schemes	1,417	1,393	1,460
Provisions	637	697	719
Deferred tax liabilities	2,272	1,900	1,942
Other non-current liabilities	330	346	316

	29,388	28,844	26,437

Total liabilities	51,133	48,994	52,835

Equity
Shareholders’ equity	12,710	11,397	11,404
Non-controlling interests	686	720	718

Total equity	13,396	12,117	12,122

Total liabilities and equity	64,529	61,111	64,957

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

€ million	First Half
	2019	2018 Restated(a)
Net profit	3,209	3,229
Taxation	1,145	1,100
Share of net profit of joint ventures/associates and other income from non-current investments and associates	(87)	(88)
Net monetary gain arising from hyperinflationary economies	(29)	–
Net finance costs	351	288

Operating profit	4,589	4,529

Depreciation, amortisation and impairment	965	1,228
Changes in working capital	(1,888)	(1,697)
Pensions and similar obligations less payments	(94)	(76)
Provisions less payments	47	(61)
Elimination of (profits)/losses on disposals	(36)	16
Non-cash charge for share-based compensation	95	115
Other adjustments(b)	23	(283)

Cash flow from operating activities	3,701	3,771

Income tax paid	(1,309)	(1,081)

Net cash flow from operating activities	2,392	2,690

Interest received	78	45
Net capital expenditure	(558)	(495)
Other acquisitions and disposals	(470)	(1,035)
Other investing activities	234	44

Net cash flow (used in)/from investing activities	(716)	(1,441)

Dividends paid on ordinary share capital	(2,080)	(2,033)
Interest paid	(369)	(239)
Change in financial liabilities	1,937	4,250
Repurchase of shares	–	(2,248)
Other movements on treasury stock	(205)	(264)
Other financing activities	(139)	(145)

Net cash flow (used in)/from financing activities	(856)	(679)

Net increase/(decrease) in cash and cash equivalents	820	570

Cash and cash equivalents at the beginning of the period	3,090	3,169
Effect of foreign exchange rate changes	(121)	72

Cash and cash equivalents at the end of the period	3,789	3,811

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.
(b)	2018 includes a non-cash credit of €277 million from early settlement of contingent consideration relating to Blueair.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The accounting policies and methods of computation are in compliance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (IASB) and as adopted by the EU; and except as set out below are consistent with the year ended 31 December 2018. The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB.

After making appropriate enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The consolidated income statement on page 11, the consolidated statement of comprehensive income on page 11, the consolidated statement of changes in equity on page 12 and the consolidated cash flow statement on page 14 are translated at exchange rates current in each period. The consolidated balance sheet on page 13 is translated at period-end rates of exchange.

The condensed interim financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2018 are not Unilever PLC’s statutory accounts for that financial year. Those accounts of Unilever for the year ended 31 December 2018 have been reported on by the Group’s auditor and delivered to the Registrar of Companies. The report of the auditor on these accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the UK Companies Act 2006.

Recent accounting developments

IFRS 16 ‘Leases’

The Group has adopted IFRS 16 which replaced existing lease guidance including IAS 17 ‘Leases’, IFRIC 4 ‘Determining whether an arrangement contains a lease’, SIC-15 ‘Operating Leases-Incentives’ and SIC-27 ‘Evaluating the substance of transactions involving the legal form of a lease’. The standard changes the recognition, measurement, presentation and disclosure of leases. At the commencement of a lease, lease payments (lease liability) and an asset representing the right to use the asset during the lease term (right-of-use asset) are recorded on the balance sheet. The right-of-use asset is then depreciated on a straight-line basis and interest expense recognised on the lease liability in the income statement over the lease term.

The standard has no impact on the actual cash flows of the group. However, as the standard requires the capitalisation, and subsequent depreciation of costs that are expensed as paid, the disclosures of cash flows within the cash flow statement are impacted. The amounts previously expensed as operating cash outflows are instead capitalised and presented as financing cash outflows. The Group has restated 2018 numbers for the impact of IFRS 16. Refer to note 9 for the restatement impact of IFRS 16 on the financial statements and segment information.

IFRIC 23 ‘Uncertainty Over Income Tax Treatments’

On 1 January 2019 the Group adopted IFRIC 23. The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes.

The Group applies judgement in identifying uncertainties over income tax treatments and has considered whether it should adjust its uncertain tax provisions in line with this new criteria. The Group has elected to recognise the cumulative impact within opening retained earnings.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

Non-underlying items

Non-underlying items are costs and revenues relating to gains and losses on business disposals, acquisition and disposal-related credit/costs, restructuring costs, impairments and other one-off items within operating profit, and other significant and unusual items within net profit but outside of operating profit, which we collectively term non-underlying items, due to their nature and/or frequency of occurrence. These items are significant in terms of nature and/or amount and are relevant to an understanding of our financial performance.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

€ million	First Half
	2019	2018
Acquisition and disposal-related credit/(costs)(a)	(77)	148
Gain/(loss) on disposal of group companies(b)	66	–
Restructuring costs	(454)	(367)
Impairment and other one-off items(c)	–	(219)

Non-underlying items within operating profit before tax	(465)	(438)
Tax on non-underlying items within operating profit	89	170

Non-underlying items within operating profit after tax	(376)	(268)

Share of gain on disposal of Spreads business in Portugal JV	3	–
Net monetary gain arising from hyperinflationary economies	29	–

Non-underlying items not in operating profit but within net profit before tax	32	–
Tax impact of non-underlying items not in operating profit but within net profit:
Impact of US tax reform	–	(29)

Non-underlying items not in operating profit but within net profit after tax	32	(29)

Non-underlying items after tax(d)	(344)	(297)

Attributable to:
Non-controlling interests	(8)	(10)
Shareholders’ equity	(336)	(287)

(a)	2018 includes a credit of €277 million from early settlement of contingent consideration relating to Blueair.
(b)	2019 includes a gain of €60 million relating to disposal of Alsa baking and dessert business.
(c)	2018 includes a charge of €208 million relating to impairment of Blueair intangible asset.
(d)	Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

3 SEGMENT INFORMATION - DIVISIONS

First Half	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2018	10,084	5,048	11,220	26,352
2019	10,721	5,410	9,995	26,126
Change (%)	6.3	7.2	(10.9)	(0.9)
Impact of:
Exchange rates(a) (%)	2.2	(0.4)	0.6	1.1
Acquisitions (%)	0.6	0.2	0.5	0.5
Disposals (%)	—	—	(13.0)	(5.5)
Underlying sales growth (%)	3.3	7.4	1.3	3.3

Price(a) (%)	1.6	4.5	1.4	2.1
Volume (%)	1.7	2.8	(0.1)	1.2

Operating profit (€ million)
2018(b)	2,056	651	1,822	4,529
2019	2,322	652	1,615	4,589
Underlying operating profit (€ million)
2018(b)	2,220	646	2,101	4,967
2019	2,469	756	1,829	5,054
Operating margin (%)
2018(b)	20.4	12.9	16.2	17.2
2019	21.7	12.1	16.2	17.6
Underlying operating margin (%)
2018(b)	22.0	12.8	18.7	18.8
2019	23.0	14.0	18.3	19.3

(a)

Underlying price growth in Venezuela and Argentina has been excluded when calculating the price growth in the tables above, and an equal and opposite adjustment made in the calculation of exchange rate impact. See page 6 for further details.

(b)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

4 SEGMENT INFORMATION - GEOGRAPHICAL AREA

First Half	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2018	11,735	8,083	6,534	26,352
2019	12,195	8,141	5,790	26,126
Change (%)	3.9	0.7	(11.4)	(0.9)
Impact of:
Exchange rates(a) (%)	0.2	3.1	–	1.1
Acquisitions (%)	–	0.6	1.3	0.5
Disposals (%)	(2.3)	(5.0)	(12.0)	(5.5)
Underlying sales growth (%)	6.2	2.1	(0.6)	3.3

Price(a) (%)	3.2	2.2	(0.4)	2.1
Volume (%)	2.9	(0.1)	(0.2)	1.2

Operating profit (€ million)
2018(b)	2,274	1,172	1,083	4,529
2019	2,339	1,270	980	4,589
Underlying operating profit (€ million)
2018(b)	2,345	1,349	1,273	4,967
2019	2,526	1,425	1,103	5,054
Operating margin (%)
2018(b)	19.4	14.5	16.6	17.2
2019	19.2	15.6	16.9	17.6
Underlying operating margin (%)
2018(b)	20.0	16.7	19.5	18.8
2019	20.7	17.5	19.1	19.3

(a)

Underlying price growth in Venezuela and Argentina has been excluded when calculating the price growth in the tables above, and an equal and opposite adjustment made in the calculation of exchange rate impact. See page 6 for further details. See page 6 for further details.

(b)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

5 TAXATION

The effective tax rate for the first half was 26.8% compared to 25.9% in 2018. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

	First Half 2019			First Half 2018 Restated(a)
€ million	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Gains/(losses) on
Equity instruments at fair value through other comprehensive income	16	–	16	(4)	–	(4)
Cash flow hedges	89	(6)	83	32	4	36
Remeasurements of defined benefit pension plans	274	(7)	267	206	(64)	142
Currency retranslation gains/(losses)	68	(4)	64	(756)	1	(755)

Other comprehensive income	447	(17)	430	(522)	(59)	(581)

(b)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share options by employees.

Earnings per share for total operations for the six months were calculated as follows:

	2019	2018 Restated(a)
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,006	3,031
Average number of combined share units (millions of units)	2,616.5	2,727.3
Combined EPS – basic (€)	1.15	1.11

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	3,006	3,031
Adjusted average number of combined share units (millions of units)	2,625.6	2,737.3
Combined EPS – diluted (€)	1.14	1.11

Underlying EPS
Net profit attributable to shareholder’s equity (€ million)	3,006	3,031
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	336	287
Underlying profit attributable to shareholders’ equity (€ million)	3,342	3,318
Adjusted average number of combined share units (millions of units)	2,625.6	2,737.3
Underlying EPS – diluted (€)	1.27	1.21

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual items within net profit but not operating profit.

During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2018 (net of treasury shares)	2,614.2
Shares repurchased under the share buyback programme	–
Net movement in shares under incentive schemes	1.9

Number of shares at 30 June 2019	2,616.1

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

7 ACQUISITIONS AND DISPOSALS

Total consideration for acquisitions completed in the first half of 2019 is €654 million (acquisitions completed in the first half of 2018: €1,078 million). The main acquisition in the first half of 2019 was Olly Nutrition, a premium supplements business in the US.

8 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2019	As at 31 December 2018 Restated(a)	As at 30 June 2018 Restated(a)	As at 30 June 2019	As at 31 December 2018 Restated(a)	As at 30 June 2018 Restated(a)
Financial assets
Cash and cash equivalents	3,911	3,230	3,991	3,911	3,230	3,991
Amortised cost	499	629	632	499	629	632
Fair value through other comprehensive income	327	329	288	327	329	288
Financial assets at fair value through profit and loss:
Derivatives	412	194	209	412	194	209
Other	381	364	379	381	364	379

	5,530	4,746	5,499	5,530	4,746	5,499
Financial liabilities
Bank loans and overdrafts	(1,044)	(816)	(1,131)	(1,041)	(814)	(1,128)
Bonds and other loans	(26,787)	(23,691)	(27,842)	(25,390)	(23,391)	(27,426)
Lease liabilities	(1,967)	(1,981)	(2,112)	(1,967)	(1,981)	(2,112)
Derivatives	(464)	(402)	(542)	(464)	(402)	(542)
Other financial liabilities	(123)	(150)	(390)	(123)	(150)	(390)

	(30,385)	(27,040)	(32,017)	(28,985)	(26,738)	(31,598)

(a)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
€ million	As at 30 June 2019			As at 31 December 2018			As at 30 June 2018
Assets at fair value
Financial assets at fair value through other comprehensive income(a)	116	4	207	160	5	164	143	4	141
Financial assets at fair value through profit or loss:
Derivatives(a)	–	448	–	–	276	–	–	366	–
Other	155	–	226	145	–	219	185	–	194
Liabilities at fair value
Derivatives(b)	–	(530)	–	–	(542)	–	–	(588)	–
Contingent Consideration	–	–	(156)	–	–	(142)	–	–	(199)

(a)	Includes €36 million (December 2018: €82 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €(66) million (December 2018: €(140) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2018. There were also no significant movements between the fair value hierarchy classifications since 31 December 2018.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2018.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

9 IMPACT OF ADOPTION OF IFRS 16

Upon adoption of IFRS 16, the Group has recognised leases on the balance sheet with a right-of-use asset and related lease liability. Refer to note 1 for a summary of accounting for leases under the new standard. The Group has restated all prior periods for the impact of IFRS 16 in line with the ‘full retrospective approach’. The Group has chosen not to recognise short-term leases, which are those less than 12 months, and leases of low-value assets on the balance sheet.

Financial statement impact

The below tables summarise the impact of adopting IFRS 16 on the Group’s consolidated financial statements. Only restated lines have been included in the tables below:

(a)	Balance sheet

The Group recognised right-of-use assets on the balance sheet representing the right to use of the underlying assets from the lease contracts. Current and non-current lease liabilities were also recognised for the present value of the lease payments due under the lease contracts. Deferred tax adjustments are due to temporary timing differences arising from the recognition of right-of-use assets and lease liabilities. Shareholder’s equity has been restated to reflect the cumulative impact of IFRS 16 on retained earnings and currency translation adjustment as a result of IFRS 16 restatement of foreign subsidiaries.

	As at 31 December 2018			As at 30 June 2018
€ million	As previously reported	Restatement	Restated	As previously reported	Restatement	Restated
Balance sheet
Property, plant and equipment	10,347	1,741	12,088	10,050	1,861	11,911
Deferred tax assets	1,117	35	1,152	1,000	34	1,034
Other non-current assets	648	(118)	530	619	(117)	502
Trade and other current receivables	6,485	(3)	6,482	6,821	(3)	6,818
Total assets	59,456	1,655	61,111	63,182	1,775	64,957
Current financial liabilities	3,235	378	3,613	10,670	410	11,080
Non-current financial liabilities	21,650	1,475	23,125	18,951	1,568	20,519
Deferred tax liability	1,923	(23)	1,900	1,966	(24)	1,942
Total liabilities	47,164	1,830	48,994	50,881	1,954	52,835
Other reserves	(15,286)	68	(15,218)	(16,768)	58	(16,710)
Retained profit	26,265	(243)	26,022	27,737	(237)	27,500
Total equity	12,292	(175)	12,117	12,301	(179)	12,122
Total liabilities and equity	59,456	1,655	61,111	63,182	1,775	64,957

Only impacted lines and key sub-totals are presented in the table above.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

9 IMPACT OF ADOPTION OF IFRS 16 (continued)

(b)	Income statement and statement of comprehensive income

Operating profit has been restated to remove operating lease payments previously recognised and to recognise depreciation expense on the right-of-use assets that are now recognised on the balance sheet. Interest expense on lease liabilities has been recognised within finance costs. Adjustments to taxation are due to the change in profit before taxation. Currency translation gains/losses have also been restated to reflect the foreign exchange impact of IFRS 16 on subsidiaries that do not have a euro functional currency.

€ million	First Half 2018
	As previously reported	Adjustments for IFRS 16	Restated
Income statement
Operating profit	4,474	55	4,529
Finance costs	(272)	(65)	(337)
Profit before taxation	4,339	(10)	4,329
Taxation	(1,102)	2	(1,100)
Net profit	3,237	(8)	3,229
Attributable to: Shareholder’s equity	3,039	(8)	3,031
Statement of comprehensive income
Net profit	3,237	(8)	3,229
Currency retranslation gains/(losses)	(767)	12	(755)
Total comprehensive income	2,644	4	2,648
Attributable to: Shareholder’s equity	2,459	4	2,463

Only impacted lines and key sub-totals are presented in the table above.

(c)	Cash flow statement

There is no impact on overall cash flows on the Group from the adoption of IFRS 16. However, cash outflows for lease payments have been reclassified from cash flows from operating activities to cash flows used in financing activities.

€ million	First Half 2018
	As previously reported	Adjustments for IFRS 16	Restated
Cash flow statement
Net profit	3,237	(8)	3,229
Taxation	1,102	(2)	1,100
Net finance costs	223	65	288
Operating profit	4,474	55	4,529
Depreciation, amortisation and impairment	983	245	1,228
Elimination of (profits)/losses on disposals	32	(16)	16
Net cash flow from operating activities	2,406	284	2,690
Interest paid	(191)	(48)	(239)
Change in financial liabilities	4,486	(236)	4,250
Net cash flow (used in)/from financing activities	(395)	(284)	(679)

Only impacted lines and key sub-totals are presented in the table above.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

9 IMPACT OF ADOPTION OF IFRS 16 (continued)

(d)	Impact on earnings per share

Basic and diluted earnings per share have been restated to reflect the restated net profit attributable to shareholders’ equity as per the income statement.

	First Half 2018
	As previously reported	Restated
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,039	3,031
Average number of combined share units (millions of units)	2,727.3	2,727.3
Combined EPS – basic (€)	1.11	1.11
Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	3,039	3,031
Adjusted average number of combined share units (millions of units)	2,737.3	2,737.3
Combined EPS – diluted (€)	1.11	1.11

(e)	Impact on segment information

Segment information for the Group’s divisions and geographical areas has been restated. Operating profit, underlying operating profit, operating margin and underlying operating margin have been restated to reflect the impact of IFRS 16 adoption on the income statement for the six months to 30 June 2018 as follows:

First Half 2018	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Operating profit (€ million)
2018 as previously reported	2,037	638	1,799	4,474
Adjustments for IFRS 16	19	13	23	55
2018 after restatement	2,056	651	1,822	4,529
Underlying operating profit (€ million)
2018 as previously reported	2,201	633	2,078	4,912
Adjustments for IFRS 16	19	13	23	55
2018 after restatement	2,220	646	2,101	4,967
Operating margin (%)
2018 as previously reported	20.2	12.6	16.0	17.0
2018 after restatement	20.4	12.9	16.2	17.2
Underlying operating margin (%)
2018 as previously reported	21.8	12.5	18.5	18.6
2018 after restatement	22.0	12.8	18.7	18.8

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

9 IMPACT OF ADOPTION OF IFRS 16 (continued)

(e)	Impact on segment information (continued)

First Half 2018	Asia / AMET / RUB	The Americas	Europe	Total
Operating profit (€ million)
2018 as previously reported	2,248	1,156	1,070	4,474
Adjustments for IFRS 16	27	17	11	55
2018 after restatement	2,275	1,173	1,081	4,529
Underlying operating profit (€ million)
2018 as previously reported	2,317	1,333	1,262	4,912
Adjustments for IFRS 16	27	17	11	55
2018 after restatement	2,344	1,350	1,273	4,967
Operating margin (%)
2018 as previously reported	19.2	14.3	16.4	17.0
2018 after restatement	19.4	14.5	16.5	17.2
Underlying operating margin (%)
2018 as previously reported	19.7	16.5	19.3	18.6
2018 after restatement	20.0	16.7	19.5	18.8

10 DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q1 2019 and Q2 2019 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

	Q1 2019		Q2 2019
Per Unilever N.V. ordinary share		€0.4104		€0.4104
Per Unilever PLC ordinary share		£0.3546		£0.3682
Per Unilever N.V. New York share	US$	0.4641	US$	0.4585
Per Unilever PLC American Depositary Receipt	US$	0.4641	US$	0.4585

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 16 April 2019 and 23 July 2019 for Q1 and Q2 respectively.

US dollar cheques for the Q2 interim dividend will be mailed on 11 September 2019 to holders of record at the close of business on 9 August 2019. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2019 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q2 2019	25 July 2019	8 August 2019	9 August 2019	11 September 2019
Quarterly dividend – for Q3 2019	17 October 2019	31 October 2019	1 November 2019	4 December 2019

11 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(unaudited)

12 GUARANTOR STATEMENTS

On 27 July 2017, Unilever N.V. and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by Unilever N.V., Unilever PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 30 September 2014, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, US$11.0 billion of Notes were outstanding at 30 June 2019 (2018: US$11.0 billion; 2017: US$9.5 billion) with coupons ranging from 1.375% to 5.900%. These Notes are repayable between 5 May 2020 and 15 November 2032.

Provided below are the statements of comprehensive income, cash flow statements and balance sheets of each of the companies discussed above, together with the statement of comprehensive income, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. The financial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. Information on NV and PLC is shown collectively as Unilever parent entities. The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

Statement of comprehensive income Six months ended 30 June 2019 € million	Unilever Capital Corporation subsidiary issuer	Unilever parent entities(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	26,126	–	26,126

Operating Profit	–	550	3	4,036	–	4,589
Net finance costs	1	(33)	(266)	(36)	–	(334)
Pensions and similar obligations	–	(1)	(11)	(5)	–	(17)
Other income	–	–	–	87	–	87
Net monetary gain arising from hyperinflationary economies	–	–	–	29	–	29

Profit before taxation	1	516	(274)	4,111	–	4,354
Taxation	–	(92)	–	(1,053)	–	(1,145)

Net profit before subsidiaries	1	424	(274)	3,058	–	3,209
Equity earnings of subsidiaries	–	2,582	552	(1,041)	(2,093)	–

Net Profit	1	3,006	278	2,017	(2,093)	3,209

Attributed to:
Non-controlling interests	–	–	–	203	–	203
Shareholders’ equity	1	3,006	278	1,814	(2,093)	3,006

Other comprehensive income	–	3	78	349	–	430

Total comprehensive income	1	3,009	356	2,366	(2,093)	3,639

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

12 GUARANTOR STATEMENTS (continued)

Statement of comprehensive income Six months ended 30 June 2018(b) € million	Unilever Capital Corporation subsidiary issuer	Unilever parent entities(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	26,352	–	26,352

Operating Profit	–	523	(1)	4,007	–	4,529
Net finance costs	3	(53)	(190)	(33)	–	(273)
Pensions and similar obligations	–	(1)	(9)	(5)	–	(15)
Other income	–	–	–	88	–	88

Profit before taxation	3	469	(200)	4,057	–	4,329
Taxation	–	(13)	–	(1,087)	–	(1,100)

Net profit before subsidiaries	3	456	(200)	2,970	–	3,229
Equity earnings of subsidiaries	–	2,575	462	(1,427)	(1,610)	–

Net Profit	3	3,031	262	1,543	(1,610)	3,229

Attributed to:
Non-controlling interests	–	–	–	198	–	198
Shareholders’ equity	3	3,031	262	1,345	(1,610)	3,031

Other comprehensive income	–	74	(30)	(625)	–	(581)

Total comprehensive income	3	3,105	232	918	(1,610)	2,648

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

(b)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

12 GUARANTOR STATEMENTS (continued)

Balance Sheet As at 30 June 2019 € million	Unilever Capital Corporation subsidiary issuer	Unilever Parent entities(a)	Unilever United States Inc. Subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Non-current assets
Goodwill and intangible assets	–	3,139	–	27,105	–	30,244
Deferred tax assets	–	–	–	1,376	–	1,376
Other non-current assets	–	131	2	15,187	–	15,320
Amounts due from group companies	15,126	11,287	–	–	(26,413)	–
Net assets of subsidiaries (equity accounted)	–	24,595	23,617	–	(48,212)	–

	15,126	39,152	23,619	43,668	(74,625)	46,940

Current assets
Amounts due from group companies	–	9,508	956	27,143	(37,607)	–
Trade and other current receivables	–	271	6	7,802	–	8,079
Current tax assets	–	22	–	243	–	265
Other current assets	21	1	–	9,223	–	9,245

	21	9,802	962	44,411	(37,607)	17,589

Total assets	15,147	48,954	24,581	88,079	(112,232)	64,529

Current liabilities
Financial liabilities	3,196	884	1	1,535	–	5,616
Amounts due to group companies	2,643	23,197	1,303	10,464	(37,607)	–
Trade payables and other current liabilities	88	331	12	13,960	–	14,391
Current tax liabilities	–	–	65	1,007	–	1,072
Other current liabilities	–	1	3	662	–	666

	5,927	24,413	1,384	27,628	(37,607)	21,745

Non-current liabilities
Financial liabilities	8,896	11,695	–	2,778	–	23,369
Amounts due to group companies	–	–	11,174	15,239	(26,413)	–
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	–	8	46	1,122	–	1,176
Unfunded schemes	–	82	379	956	–	1,417
Other non-current liabilities	–	161	11	3,254	–	3,426

	8,896	11,946	11,610	23,349	(26,413)	29,388

Total liabilities	14,823	36,359	12,994	50,977	(64,020)	51,133

Shareholders’ equity	324	12,595	11,587	36,416	(48,212)	12,710
Non-controlling interests	–	–	–	686	–	686

Total equity	324	12,595	11,587	37,102	(48,212)	13,396

Total liabilities and equity	15,147	48,954	24,581	88,079	(112,232)	64,529

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

12 GUARANTOR STATEMENTS (continued)

Balance Sheet Year ended 31 December 2018(b) € million	Unilever Capital Corporation subsidiary issuer	Unilever Parent entities(a)	Unilever United States Inc. Subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Non-current assets
Goodwill and intangible assets	–	3,058	–	26,435	–	29,493
Deferred tax assets	–	–	13	1,139	–	1,152
Other non-current assets	–	43	2	14,943	–	14,988
Amounts due from group companies	17,211	10,379	–	–	(27,590)	–
Net assets of subsidiaries (equity accounted)	–	22,125	22,427	–	(44,552)	–

	17,211	35,605	22,442	42,517	(72,142)	45,633

Current assets
Amounts due from group companies	–	11,883	5,413	33,032	(50,328)	–
Trade and other current receivables	–	156	4	6,322	–	6,482
Current tax assets	–	15	–	457	–	472
Other current assets	6	7	–	8,511	–	8,524

	6	12,061	5,417	48,322	(50,328)	15,478

Total assets	17,217	47,666	27,859	90,839	(122,470)	61,111

Current liabilities
Financial liabilities	2,381	35	2	1,195	–	3,613
Amounts due to group companies	4,895	25,010	3,127	17,296	(50,328)	–
Trade payables and other current liabilities	96	327	15	14,019	–	14,457
Current tax liabilities	–	–	72	1,373	–	1,445
Other current liabilities	–	2	–	633	–	635

	7,372	25,374	3,216	34,516	(50,328)	20,150

Non-current liabilities
Financial liabilities	9,525	10,787	–	2,813	–	23,125
Amounts due to group companies	–	–	13,290	14,300	(27,590)	–
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	–	7	136	1,066	–	1,209
Unfunded schemes	–	87	388	918	–	1,393
Other non-current liabilities	–	141	1	2,975	–	3,117

	9,525	11,022	13,815	22,072	(27,590)	28,844

Total liabilities	16,897	36,396	17,031	56,588	(77,918)	48,994

Shareholders’ equity	320	11,270	10,828	33,531	(44,552)	11,397
Non-controlling interests	–	–	–	720	–	720

Total equity	320	11,270	10,828	34,251	(44,552)	12,117

Total liabilities and equity	17,217	47,666	27,859	90,839	(122,470)	61,111

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

(b)	Restated following adoption of IFRS 16. Refer note 1 and note 9.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

12 GUARANTOR STATEMENTS (continued)

Cash flow statement Six months ended 30 June 2019 € million	Unilever Capital Corporation subsidiary issuer	Unilever parent entities(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Net cash flow from operating activities	(1)	493	(24)	1,924	–	2,392

Net cash flow from /(used in) investing activities	2,454	(1,698)	4,366	(3,380)	(2,458)	(716)

Net cash flow from/(used in) financing activities	(2,437)	1,202	(4,342)	2,263	2,458	(856)

Net increase/(decrease) in cash and cash equivalents	16	(3)	–	807	–	820
Cash and cash equivalents at beginning of year	6	7	(1)	3,078	–	3,090
Effect of foreign exchange rates	(2)	(3)	–	(116)	–	(121)

Cash and cash equivalents at end of year	20	1	(1)	3,769	–	3,789

Cash flow statement Six months ended 30 June 2018(b) € million	Unilever Capital Corporation subsidiary issuer	Unilever parent entities(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Net cash flow from operating activities	–	417	(13)	2,286	–	2,690

Net cash flow from /(used in) investing activities	(1,336)	(2,731)	(460)	2,516	570	(1,441)

Net cash flow from/(used in) financing activities	1,340	2,275	471	(4,195)	(570)	(679)

Net increase/(decrease) in cash and cash equivalents	4	(39)	(2)	607	–	570
Cash and cash equivalents at beginning of year	–	23	(1)	3,147	–	3,169
Effect of foreign exchange rates	7	18	–	47	–	72

Cash and cash equivalents at end of year	11	2	(3)	3,801	–	3,811

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

(b)	Restated following adoption of IFRS 16. Refer note 1 and note 9.